Exhibit 99.1

Nano Dimension Increases Offer to Acquire Stratasys to $19.55 Per Share in Cash

Revised Offer Demonstrates Nano Dimension’s Commitment to Creating the Market Leader in Additive Manufacturing

Shareholders Will Receive Considerable Premium in 51% to 60-Day Volume Weighted Average Price

Urges Stratasys to Remove ‘Poison Pill’ and Allow Shareholders to Determine the Best Path Forward for Their Investment

Video Link at the bottom - for detailed Analysis by Chairman & CEO

Waltham, Mass., March 29, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced it has submitted a revised offer to acquire Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys”) for $19.55 per share in cash (“Improved Proposal”).

Under the terms of the Improved Proposal, Nano Dimension would acquire the remaining shares of Stratasys it does not currently own for an aggregate of approximately $1.2 billion on a fully diluted basis. This offer represents a premium of 37% to the closing trading price as of March 3rd, 2023, a 40% premium to the Company’s 30-day VWAP, 51% premium to the 60-day VWAP and a 47% premium to the 90-day VWAP as of March 3rd, 2023. Nano Dimension has been the largest shareholder of Stratasys since July 2022 and currently owns approximately 14.5% of Stratasys’ outstanding shares (13.7% on a fully diluted basis).

“Our increased, all-cash offer demonstrates our commitment to consummating this strategic combination, which will deliver immediate and certain value to Stratasys shareholders at a compelling premium and enable us to create the preeminent leader in the rapidly growing AM market,” said Yoav Stern, Nano Dimension’s Chairman and Chief Executive Officer. “We are prepared to move quickly to complete our due diligence and engage with Stratasys to finalize a mutually agreeable transaction.”

Mr. Stern continued, “Nano Dimension believes in the quality of Stratasys management and its line-leaders, and we are therefore extending this Improved Proposal. We again invite the Stratasys’ board of directors (“Stratasys’ Board”) to engage in an open and constructive dialogue with us around a combination of our businesses. We also urge the Stratasys Board to take immediate steps to remove the company’s ‘poison pill’ and allow shareholders to voice their opinion on the proposed transaction and we are committed to giving Stratasys shareholders the power to decide on the merits of our compelling offer.”

Significantly Improved Value and Compelling Strategic Rationale

Nano Dimension’s Improved Proposal represents a significant increase in value of $1.55 per share, or 9%, as compared to its March 6th, 2023, proposal and offers compelling and certain value to Stratasys shareholders at a time of ongoing market volatility.

Among other growth and value creation opportunities, the transaction would:

●	Position the Combined Company to Realize Market Consolidation Opportunity:

The combined company would be ideally positioned as a consolidator in the highly fragmented market landscape of small- and medium-sized businesses with numerous attractive potential targets.

●	Establish a Market-Leading Portfolio of Complementary Products and Solutions Addressing a Significant Market Opportunity:

Combination of Stratasys’ polymer-based 3D printing systems & PolyJet AM machines and Nano Dimension’s ceramic, and metals AM & AME capabilities provides a full suite of products to the additive manufacturing segment that is expected to grow from a market size of ~$16bn in 2021 to ~$105bn by 2030.

●	Capitalize on Opportunity to Realize Operational and Organizational Synergies:

The combined sales platform will accelerate revenue growth through cross-selling Nano Dimension’s products into Stratasys’ distribution network and eliminating duplicative corporate costs. In addition, combined R&D capabilities will drive accelerated innovation.

●	Enhance Market Penetration and New Customer Acquisition:

Increased opportunity to deepen existing relationships across shared customers and industries by providing more value-added services and solutions, while also presenting new customer acquisition opportunities with an expanded and diversified platform.

Yoav Stern, Chairman and Chief Executive Officer of the Company, in a face-to-face session, details an Analysis of Stratasys Transaction, and talks directly to

●	NANO’s shareholders,
●	Stratasys Shareholders
●	Teams/employees of NANO and Stratasys

Click here for “Stratasys Transaction Analysis”: Yoav Stern for the face-to-face session - https://youtu.be/axulqEVq1Ak

Q4 and FY 2022 Earnings Call

Nano Dimension will release its full financial results for the fourth quarter and full year ended December 31st, 2022, before the Nasdaq Stock Market opens on Thursday, March 30th, 2023. Yoav Stern, Chairman and Chief Executive Officer of the Company, Yael Sandler, Chief Financial Officer of the Company, and Julien Lederman, VP of Corporate Development of the Company, will host a conference call on March 30th, 2023, at 9:00 a.m. ET, to discuss the financial results.

Callers can pre-register for the conference call using the following link: https://dpregister.com/sreg/10175112/f5aecf64c0

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

A live, listen-only webcast of the call will be available at the following link:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=jXYiYYF0

Those without internet access or unable to pre-register may dial in by calling:

PARTICIPANT DIAL IN (TOLL FREE): 844-695-5517

PARTICIPANT INTERNATIONAL DIAL IN: 1-412-902-6751

ISRAEL TOLL FREE: 1-80-9212373

The webcast will be archived for three months on our investor relations website at https://investors.nano-di.com/investor-relations

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its commitment to consummate the strategic combination, its preparation to move quickly to finalize a mutually agreeable transaction, and the potential benefits and advantages of the Improved Proposal, and growth and value creation opportunities. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACT

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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